Filed by New York Community Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.
Commission File No. 0-22278

      The following is a revised Conference Call Presentation, hosted on March 28, 2001, in connection with New York Community Bancorp, Inc.'s proposed merger with Richmond County Financial Corp., a Delaware corporation:

NEW YORK COMMUNITY BANCORP, INC.

New York Community Bancorp

and

Richmond County Financial Corp.

are combining in a merger-of-equals

Conference Call Information

New York Community Bancorp will host a conference call at 10:00 am E.S.T. on Wednesday, March 28. The number to call in the United States is (888) 323-9704 and internationally (712) 257-0466 (access code 1234). If this time is inconvenient, a taped rebroadcast will be continuously played for 30 hours at (888) 568-0131 in the United States and (402) 530-7798 Internationally starting at 12:00 pm E.S.T. A copy of this presentation can be found on NYCB's website at www.myNYCB.com.

NEW YORK COMMUNITY BANCORP, INC.

Forward Looking Statements

New York Community Bancorp, Inc. and Richmond County Financial Corp. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Richmond County Financial Corp. will be available free of charge from Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310. Documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the First Vice President, Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Richmond County Financial Corp. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

Safe Harbor Provisions of the Private Litigation Reform Act of 1995

Certain statements contained within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis. Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies' operations, pricing, and services. The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

New York Community Bancorp, Inc.

Transaction Summary

Fixed Exchange Ratio:	1.0200 NYCB shares per RCBK share[1]
Pro forma Ownership:	NYCB 60% / RCBK 40%
Form of Consideration:	100% NYCB common stock
Value per RCBK share:	$27.91[2]
Transaction Value:	$802 million
Transaction Structure:	Purchase accounting Tax-free exchange
Cross Options:	19.9% options granted to NYCB and RCBK

(1) Reflects 3-for-2 stock split payable on March 29, 2001. Prior to the split, the exchange ratio was 0.6800.
(2) Based on NYCB share price as of close March 27, 2001.

New York Community Bancorp, Inc.

Transaction Summary

Expected Closing:	3rd Quarter 2001
Integration Completion:	4th Quarter 2001
Transaction Costs:	$50 million (pre-tax)
Operating Expense Savings:	$12.0 million (pre-tax) (11% of combined) 100% realized in 2002
ESOP and MRP Savings:	$5.6 million (pre-tax) 100% realized in 2002
Due Diligence:	Completed
Required Approvals:	NYCB and RCBK shareholders and customary regulatory approvals

NEW YORK COMMUNITY BANCORP, INC.


New York Community Bancorp, Inc.
New York Community Bank
Multiple Community Divisions
Queens County Savings Bank
Richmond County Savings Bank
CFS Bank
Ironbound Bank
First Savings Bank
South Jersey Bank

- NYCB's structure allows for back office consolidation and retention of strong community brands

NEW YORK COMMUNITY BANCORP, INC.

New Combined Management Structure

Board Representation: 5 NYCB / 4 RCBK	Headquarters: Westbury, New York
Holding Company	**Executive**
Chairman	Michael F. Manzulli (RCBK)
CEO and President	Joseph R. Ficalora (NYCB)
Senior EVP, COO (1)	Anthony E. Burke (RCBK)
EVP, CFO	Robert Wann (NYCB)
EVP, Secretary	Michael J. Lincks (NYCB)
EVP - Lending	James J. O'Donovan (NYCB)
EVP - Capital Markets	Thomas R. Cangemi (RCBK)

(1) Mr. Burke will also serve as President and COO of New York Community Bank.

Transaction Rationale - Compelling Fit

- Immediately accretive to GAAP earnings
- Significantly accretive to earnings under proposed GAAP
- $8.8 billion asset bank is competitively positioned in metropolitan NY
- Expands management depth
- Significant share in attractive, adjacent areas
- Complementary franchise strengths
- Significant, achievable cost savings
- Combination of two strong multi-family originators
- Enhances deposit funding and liquidity
- Strong pro forma capital ratios
- Low execution risk

Overview of New York Community Bancorp, Inc.

- Created in November 2000 with the acquisition of Haven Bancorp by Queens County Bancorp
- Queens County Savings Bank was established in 1859 and went public on November 23, 1993
- Combined strong deposit-gathering capabilities of Haven with strong management and multi-family loan generation of Queens County
- Haven acquisition successfully integrated, all cost savings achieved
- 86 branches in Queens, Kings, Richmond, Bronx, Westchester, Nassau, Suffolk and Rockland counties and nearby parts of New Jersey and Connecticut
  - 19 traditional branches
  - 67 in-store branches
  - 25 branches in Queens (8% deposit share)
- Assets - $4.7 billion, deposits - $3.3 billion, equity - $307 million
- Strong insider ownership
- Strong asset growth and excellent credit quality

Overview of Richmond County Financial Corp.

- Established in 1886, went public on February 18, 1998
- Dedicated and entrepreneurial management team
- 33 branch offices:
  - 16 branches in Staten Island (21% deposit share)
  - 8 branches in Northern New Jersey
  - 8 branches in Southern New Jersey
  - 1 branch in Brooklyn
  - 1 loan processing center on Long Island
- Assets - $3.5 billion, deposits - $2.4 billion(1), equity - $315 million
- Strong Staten Island deposit growth - increased deposit share to 21% from 15% since June 30, 1997 (a 16% CAGR in deposits)
- Strong insider ownership
- Strong asset growth and excellent credit quality



(1) Includes $300 million of deposits from Fleet branch acquisition announced on February 23, 2001, expected close second quarter.

NEW YORK COMMUNITY BANCORP, INC.

Staten Island - An Overview

($ in millions)

Rank	Institution	Type	Branches	Total Deposits	Deposit Share
1	Staten Island Bancorp Inc.	Thrift	17	$ 1,801	30.0 %
2	**NYCB Pro Forma**	**Thrift**	**19**	**1,317**	**22.0**
2	**Richmond County Financial Corp.[a]**	**Thrift**	**16**	**1,276**	**21.3**
3	J.P. Morgan Chase & Co.	Bank	8	682	11.4
4	Citigroup Inc.	Bank	7	682	11.4
5	NSB Holding Corp.	Bank	10	531	8.9
6	Dime Bancorp Inc.	Thrift	4	457	7.6
7	Independence Comm. Bank Corp.	Thrift	3	260	4.3
8	HSBC Holdings, Plc	Bank	2	214	3.6
9	Victory State Bank	Bank	3	57	0.9
10	**New York Community Bancorp**	**Thrift**	**3**	**41**	**0.7**

Source: SNL DataSource 3.0 as of March 19, 2001. Deposit data as of June 30, 2000. Pro forma for all pending acquisitions.
(a) Pro forma for branch acquisitions announced 2/27/01.

- Average household income of $71.5 K in 2000, 22% above the national average
- Projected 2000-2005 per capita income growth of 17%
- Fastest growing borough deposit base historically
- Projected population growth of 5.9%

Source: Claritas.

New York Community Bancorp, Inc.

Geographic Footprint


Greenwich
Manhattan
Long Island
Newark
Queens
Staten Island
NYCB
RCBK


Manhattan
Long Island
Newark
Queens
Staten Island
NYCB
RCBK

- NYCB will be the 4th largest thrift in its core communities
- Broader, more diversified franchise

New York Community Bancorp, Inc.

Improved Position in Core Communities

($ in millions)

Rank	Institution	Type	Branches	Total Deposits	Market Share
1	J.P. Morgan Chase & Co.	Bank	160	$ 17,421	11.5 %
2	Citigroup Inc. [a]	Bank	152	16,283	10.8
3	FleetBoston Financial Corp.	Bank	186	15,238	10.1
4	Dime Bancorp Inc.	Thrift	83	9,865	6.5
5	GreenPoint Financial Corp.	Thrift	60	9,634	6.4
6	Astoria Financial Corp.	Thrift	84	9,538	6.3
7	HSBC Holdings, Plc	Bank	102	8,729	5.8
8	North Fork Bancorp.	Bank	133	7,561	5.0
9	**NYCB Pro Forma**	**Thrift**	**88**	**4,879**	**3.2**
9	Independence Comm. Bank Corp.	Thrift	52	4,072	2.7
10	Roslyn Bancorp Inc.	Thrift	24	4,021	2.7
11	First Union Corp.	Bank	44	3,986	2.6
12	Bank of New York Co.	Bank	124	3,939	2.6
13	**New York Community Bancorp**	**Thrift**	**65**	**3,050**	**2.0**
14	Apple Bank for Savings	Savings	25	2,229	1.5
15	Staten Island Bancorp Inc.	Thrift	18	1,877	1.2
17	**Richmond County Financial Corp** [b]	**Thrift**	**23**	**1,829**	**1.2**

N.B. Core market is defined as Kings, Queens, Nassau, Richmond, Suffolk, Hudson and Essex counties.
Source: SNL DataSource 3.0 as of March 19, 2001. Deposit data as of June 30, 2000.
(a) Pro forma for EAB acquisition announced 2/12/01.
(b) Pro forma for branch acquisitions announced 2/27/01.

NEW YORK COMMUNITY BANCORP, INC.

Doubles Core Deposits

NYCB


SAV/NOW/MMDA
37%
DDA
6%
TERM
58%

Core Deposits - $1.4B
(42%)

RCBK


SAV/NOW/MMDA
46%
DDA
12%
TERM
42%

Pro Forma


SAV/NOW/MMDA
41%
DDA
8%
TERM
51%

Core Deposits - $2.8B
(49%)

Total Deposits $3.2B
Cost of Deposits 4.53%

+

Total Deposits $2.4B
Cost of Deposits 4.14%

→

Total Deposits $5.6B
Cost of Deposits 4.37%

N.B. As of or for the quarter ended 12/31/00. Pro forma for RCBK branch acquisitions announced 2/27/01.

NEW YORK COMMUNITY BANCORP, INC.

Compatible Loan Mix

NYCB


Residential Mtg 36%
Commercial Mtg 8%
Construction 2%
Other 1%
Multi-Family Mtg 53%

Total Loans $ 3.6B
Loan Portfolio Yield 7.65%

Loans/Deposits - 112%

+

RCBK


Residential Mtg 64%
Commercial Mtg 6%
Construction 4%
Other 3%
Multi-Family Mtg 23%

Total Loans $ 1.9B
Loan Portfolio Yield 7.81%

Loans/Deposits - 80%

Pro Forma


Residential Mtg 41%
Commercial Mtg 6%
Construction 3%
Other 2%
Multi-Family Mtg 48%

Total Loans $ 5.5B
Loan Portfolio Yield 7.70%

Loans/Deposits - 98%

N.B. At or for the quarter ended 12/31/00. Pro forma for RCBK branch acquisitions announced 2/27/01.

Attractive Shareholder Economics

- Combination allows all shareholders to participate in upside
- Strong pro forma capital ratios
- Accretive to earnings in 2002 under current GAAP rules
- 17% accretive to cash earnings in 2002
- 12 to 17% accretive to earnings in 2002 under proposed GAAP rules
- $12 million (11% of combined[(1)]) operating expense savings are conservative and achievable
- $5.6 million ESOP and MRP savings

N.B. Impact to EPS assumes no share repurchases.
(1) Excluding goodwill amortization.

NEW YORK COMMUNITY BANCORP, INC.

Financially Attractive

($ in millions, except per share amounts)

Earnings Projections	Projected for year ended December 31, 2001	2002
NYCB Earnings (a)	$ 71.5	$ 79.0
RCBK Earnings (a)	11.2	49.1
Expected cost savings (b)	0.5	7.8
Elimination of ESOP & MRP Comp. Expense	0.9	3.7
Amortization of Intangibles	(5.0)	(20.2)
Purchase accounting impact and other	4.7	17.2
Pro forma net income	$ 83.7	$ 136.5
Current Stand-alone GAAP EPS	$ 1.72	$ 1.90
Current Pro forma GAAP EPS	1.71	1.93
Accretion / (dilution) to NYCB	**(0.4)%**	**1.4 %**
Accretion to RCBK	**1.0 %**	**3.4 %**
Stand-alone Cash EPS (c)	$ 1.86	$ 2.04
Pro forma Cash EPS (c)	1.91	2.38
Accretion to NYCB	**2.4 %**	**16.5 %**
Accretion / (dilution) to RCBK	**(1.5)%**	**13.2 %**
Proposed GAAP Earnings		
Proposed GAAP Stand-alone EPS	$ 1.79	$ 2.04
Pro forma proposed GAAP EPS	$1.87 - 1.91	$2.28 - 2.38
Accretion to NYCB	**4.5 - 6.5%**	**11.8 - 16.5%**
Accretion to RCBK	**3.8 - 5.8%**	**10.0 - 14.7%**

N.B. Transaction expected to close on September 30, 2001.

(a) Based on IBES estimates.

(b) Assumes an 11% reduction of combined operating overhead (excluding intangibles amortization) fully realized in 2002.

(c) Reflects the addback of amortization of intangibles only.

NEW YORK COMMUNITY BANCORP, INC.

RCB

Transaction Synergies

Sources of Cost Savings	Amount (pre-tax)	
Compensation and benefits	$ 6.4 MM	
Back office, administrative and other	2.9	
Systems and facilities	2.7	
Operating expense savings	**$12.0 MM**	**11% of combined overhead**
ESOP & MRP savings	5.6	
Total cost savings	**$17.6 MM**	

Fee-Generating Opportunities

- Insurance
- Annuities
- Discount Brokerage
- Mutual Funds

No revenue enhancements assumed

New York Community Bancorp, Inc.

Successful Integration of Haven Bancorp

Executed all promised goals:

- Banks successfully integrated
- Data processing integration completed
- $1.2 billion of balance sheet restructuring completed
- Consolidation of staff
- Exceeded anticipated earnings
- Cost savings realized

NEW YORK COMMUNITY BANCORP, INC.

Comparative Performance

NYCB and RCBK outperform their peers on most measures:

Performance Measure	For the Quarter Ended Dec 31, 2000 NYCB		RCBK	Peers[a]	Outperforms Peers
ROAA	1.62 %	(b)	1.20 %	0.97 %	
ROACE	22.6	(b)	12.5	11.3	
Net Interest Margin	3.24		3.54	3.01	
Efficiency Ratio	33.3	(b)	45.6	50.0	
Leverage Ratio	8.42		7.25	7.60	
NCOs / Average Loans	0.00		0.01	0.04	

(a) Peer group includes ASFC, DCOM, DME, FFIC, GPT, ICBC, NFB, RSLN and SIB.

(b) On a core earnings basis.

Low Risk Integration

- Strong management teams with extensive experience
- Proven integrators; exceeded expectations in all cases
  - RCBK: 4 acquisitions
  - NYCB: 1 large acquisition
- Two high performing companies with solid track records
  - Similar conservative credit culture resulting in pristine asset quality
  - Similar lending philosophy and operating strategy
  - Similar approach to balance sheet and capital management
  - Similar focus on efficiency
- Identical operating/systems platform
- Conservative cost savings assumptions
- Integration to be completed by calendar year end

NEW YORK COMMUNITY BANCORP, INC.

Summary

- Immediately accretive to GAAP earnings
- Significantly accretive to earnings under proposed GAAP
- $8.8 billion asset bank is competitively positioned in metropolitan NY
- Expands management depth
- Significant share in attractive, adjacent areas
- Complementary franchise strengths
- Significant, achievable cost savings
- Combination of two strong multi-family originators
- Enhances deposit funding and liquidity
- Strong pro forma capital ratios
- Low execution risk

Appendix

Supplemental Financial Information

NEW YORK COMMUNITY BANCORP, INC.

Contribution Analysis

($ in millions)

	NYCB	RCBK(a)		Contribution NYCB	Contribution RCBK(a)
Selected Balance Sheet Items (b)					
Securities	$786	$1,336		37.0 %	63.0 %
Net Loans	3,616	1,874		65.9	34.1
Goodwill and other intangibles	118	100		54.1	45.9
Total assets	$4,715	$3,510		57.3	42.7
Deposits	3,257	2,390		57.7	42.3
Total equity	$307	$315		49.4	50.6
Tangible Common Equity	$189	$215		46.8	53.2
Tier 1 capital	265	232		53.3	46.7
Selected Income Statement Items					
Last Twelve Months Net Income	$ 35.9	$ 37.1		49.2 %	50.8 %
2001 Net Income (c)	71.5	44.7	(d)	61.5	38.5
2002 Net Income (c)	79.0	49.1	(d)	61.6	38.4
2001 Cash Net Income (e)	$ 77.4	$ 50.7		60.4 %	39.6 %
2002 Cash Net Income (e)	84.9	55.1		60.6	39.4
Market Capitalization					
March 27, 2001 (f)	$1,190	$795		59.9 %	40.1 %
Avg. Market Cap (last 30 days)	1,152	800		59.0	41.0
Avg. Market Cap (last 90 days)	1,047	749		58.3	41.7

(a) Pro forma for recent RCBK branch acquisitions.
(b) As of December 31, 2000.
(c) IBES estimates as of 3/14/01.
(d) Calendarized net income.
(e) Calculated using IBES estimates plus intangible amortization.
(f) Price as of 3/27/01: NYCB: $41.05 (split adjusted: $27.37), RCBK: $26.75

NEW YORK COMMUNITY BANCORP, INC.

Pro Forma Balance Sheet

($ in millions)

	NYCB 31-Dec-00	RCBK 31-Dec-00 (a)	Merger Adjustments		Pro Forma
Securities	$786	$1,336	$77	(b)	$2,199
Net loans	3,616	1,874	10	(c)	5,501
Goodwill and other intangibles	118	100	430	(d)	648
Other assets	195	200	32	(e)	426
Total assets	$4,715	$3,510	$548		$8,774
Deposits	3,257	2,390	15	(f)	5,662
Borrowed funds/other liabilities	1,084	805	61	(g)	1,949
Total liabilities	$4,341	$3,195	$76		$7,612
Common stock	307	315	472		1,095
Total equity	$307	$315	$472		$1,095
Total liabilities and equity	$4,715	$3,510	$548		$8,774
Book Value per Share (h)	$8.11	$12.05			$15.53
Tangible Book Value per Share (h)	5.45	8.70			6.76
Equity / assets	6.52 %	8.98 %			12.48 %
Tier 1	9.70	11.96			11.26
Total capital	10.36	12.92			12.03
Leverage ratio	8.42	6.63			7.98

(a) Pro forma for branch acquisitions announced 2/27/01.
(b) Includes cash from termination of ESOP/MRP of $18 million, $46 million from exercise of options, elimination of FAS 115 mark to the securities portfolio of $33 million, net of securities writedown of $15 million and $5 million in merger costs paid at close.
(c) Loan write-up of $10 million.
(d) Goodwill and other intangibles created in transaction of $525 million net of $95 million of intangibles (reflects amortization expense to 9/30 close) written off.
(e) Net deferred tax assets of $22 million and a $10 million write-up in fixed assets.
(f) $15 million fair value write-up on deposits.
(g) Includes a $32 million write-up of borrowings, merger transaction costs of $45 million and an elimination of a deferred tax liability of $16 million related to deferred compensation.
(h) Assumes the exercise of all options.

NEW YORK COMMUNITY BANCORP, INC.

Loan and Deposit Breakdown

($ in millions)

Loan Composition

	NYCB		RCBK (a)		Combined	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Multi-Family Mtg	$ 1,945.7	53.5 %	$ 631.9	33.3 %	$ 2,577.6	46.6 %
Residential Mtg	1,267.1	34.8	1,021.5	53.9	2,288.6	41.4
Commercial Mtg	324.1	8.9	107.1	5.7	431.2	7.8
Construction	59.5	1.6	83.6	4.4	143.1	2.6
Other	39.7	1.1	50.9	2.7	90.7	1.6
Total Gross Loans	$ 3,636.0	100.0 %	$ 1,895.0	100.0 %	$ 5,531.1	100.0 %
Yield	7.65 %		7.81 %		7.70 %	

Deposit Composition

	NYCB		RCBK (a)		Combined	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Demand	$ 171.4	5.3 %	$ 290.1	12.1 %	$ 461.5	8.2 %
Savings, NOW	1,212.0	37.2	1,102.9	46.1	2,315.0	41.0
Core Deposits	1,383.4	42.5	1,393.1	58.3	2,776.5	49.2
CDs	1,873.8	57.5	997.0	41.7	2,870.8	50.8
Total Deposits	$ 3,257.2	100.0 %	$ 2,390.1	100.0 %	$ 5,647.3	100.0 %
Cost	4.53 %		4.14 %		4.37 %	

N.B. Data at or for the three months ended December 31, 2000.
(a) Pro forma for branch acquisitions announced 2/27/01.

NEW YORK COMMUNITY BANCORP, INC.

Credit Quality

NYCB

	For the Year Ended December 31,				
	1996	1997	1998	1999	2000
Reserves / NPAs (a)	91.0 %	108.1 %	142.6 %	222.9 %	148.0 %
NPAs / Loans & OREO (a)	0.89	0.62	0.44	0.20	0.34
Provision / NCOs	0.0	0.0	0.0	0.0	0.0
NCOs / Average Loans	0.0	0.0	0.0	0.0	0.0

RCBK

	For the Year Ended June 30,					LTM Ended
	1996	1997	1998	1999	2000	12/31/00
Reserves / NPAs (a)	108.2 %	120.5 %	124.2 %	202.6 %	281.1 %	170.2 %
NPAs / Loans & OREO (a)	1.04	0.92	0.90	0.52	0.33	0.60
Provision / NCOs	NM	266.0	558.4	855.7	310.1	311.7
NCOs / Average Loans	0.02	0.09	0.07	0.03	0.03	0.02

(a) NPAs defined as the sum of non-performing loans, OREO and loans 90 days past due and accruing.

